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Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

June 28, 2024

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant”)

(File No. 333-104972; 811-21339)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of the Advisor Class of the Treasury Securities Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on April 26, 2024. The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf. Below, we provide any responses to or any supplemental explanations of such comments, as requested, and describe certain changes that were made via Rule 497(c) under the Securities Act of 1933, as amended, in response to the Commission staff’s comments.

Comment 1.	With regard to Response 1 of the Registrant’s correspondence filed on June 20, 2024 responding to prior comments of the Commission staff on the Registrant’s registration statement (the “Correspondence”), the Commission staff reiterates its comment to disclose the illiquid securities in which the Fund may invest. Alternatively, if the Fund does not plan to invest in illiquid securities as a principal investment strategy, please explain why illiquid securities are described as a principal risk in the section of the prospectus titled “Fund Summary—Principal Risks—Liquidity.”

Response 1.             The Registrant respectfully acknowledges the comment; however, the Registrant believes that the existing disclosure is appropriate and respectfully declines to revise the disclosure at this time. The Registrant believes that the inclusion of liquidity risk disclosure does not necessarily imply that the Fund invests in illiquid securities as part of its principal investment strategies. In this context, liquidity risk disclosure is intended to communicate to investors a risk that investments can become less liquid or illiquid and examples of certain conditions that may result in illiquidity or reduced liquidity. However, the Registrant will further consider the comment in connection with its next annual update.

Comment 2.	With regard to the Correspondence, the Commission staff notes that the following language in the footnote under the “Average Annual Total Returns” table in the section of the prospectus titled “Fund Summary—Performance Information” could suggest that the Institutional and Advisor Classes have different expenses: “[A]nnual returns would differ only to the extent that the [Institutional and Advisor] Classes do not have the same expenses.” If these classes have the same expenses, consider disclosing. If not, please consider revisions to the disclosure.

Response 2.             The Registrant respectfully acknowledges the comment; however, the Fund’s Advisor Class shares are expected to incur the same amount of expenses as the Fund’s Institutional Class shares in the current fiscal year. The Registrant notes that the annual returns would differ to the extent that the actual expenses differ between the two share classes. However, the following sentence will be added after the second sentence of the footnote: If actual expenses of Advisor Class shares are higher than Institutional Class shares, then the annual returns of Advisor Class shares would be lower than the annual returns of Institutional Class shares.

Comment 3.	The Commission staff reiterates Comment 4 of the Correspondence: Please revise the first sentence of the section of the prospectus titled “Shareholder Information—Liquidity Fees” to clarify that the Fund is permitted, but not required, to impose a liquidity fee, and that the Board of Trustees has determined not to impose such a fee at the time the registration statement was filed.

Response 3.             The section of the prospectus titled “Shareholder Information—Liquidity Fees” will be revised as follows (additions denoted in bold and underline; deletions denoted with ~~strikethrough~~):

The Funds are ~~exempt from requirements that permit money market funds~~ permitted, but not required, to impose a “liquidity fee”. The Board of Trustees has opted not to subject the Funds to a “liquidity fee” but has reserved its right to change this determination in the future after providing appropriate notice to shareholders.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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